Eli Lilly and Company (LLY)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
LLY Shareholder since 2018

Please Vote For

4. Management proposal to eliminate the classified board and to thus give shareholders the right to elect each director annually

5. Management proposal to eliminate 80% vote requirements for shareholders when only about 80% of shares typically vote

Proposals 4 and 5 are the most important proposals on the ballot because they are the only management proposals that have a risk of being defeated since they each need an 80% vote from all shares outstanding and typically only 80% of LLY shares vote.

Perhaps LLY management could not care less that only 80% of shares vote. The management text next to this proposal indicates no special effort to get out the vote. This is tantamount to LLY management opposing its own proposals. And blockage of proposal 5 prevents other corporate important governance improvements that would benefit shareholders.

The lack of management support for proposals 4 and 5 is all the more egregious because management is taking the risk that this will be the 8th time that proposals like the Management Proposal 4 and 5 go down in flames at LLY in the same lockstep way.

Shareholders are encouraged to vote for Management Proposals 4 and 5 and consider voting against Mr. Juan Luciano, LLY Lead Director and member of the Governance Committee.

If enough shares vote against Mr. Luciano, the LLY Governance Committee may decide to make an extra effort to get out the vote for its Management Proposals 4 and 5. As Chairman and CEO of Archer-Daniels-Midland Company, Mr. Luciano may have some incentive to preserve his reputation.

Plus Mr. Luciano could also use his discretion to influence the 10% of LLY shares that have voted against proposals like Management Proposals 4 and 5. This is an unusually high vote against Proposals 4 and 5 type proposals compared to other companies where the against vote is even less than 1%.

Huntsman Corporation (HUN) is a textbook example of what a Governance Committee can do if it is committed to the topic of its own proposal.

At the Huntsman March 25, 2022 annual meeting there was an election to vote out certain directors. A small Huntsman shareholder received a telephone call from a Huntsman Board of Directors representative about voting in spite of the fact that he owns only $5000 of Huntsman stock which has a market capitalization of $8 Billion.

Mr. Luciano could show similar enthusiasm for Management Proposals 4 and 5 as the Huntsman directors showed for their management item subject to a shareholder vote.

Please Vote For

4. Management proposal to eliminate the classified board and to thus give shareholders the right to elect each director annually
5. Management proposal to eliminate 80% vote requirements for shareholders when only about 80% of shares typically vote

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.